SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
MAY 1 2003
1086

**FORM 6-K**


03057148

**Report of Foreign Private Issuer**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 29, 2003



**HEAD N.V.**
(Translation of Registrant's Name into English)

**Blaak 16**
**3011 TA Rotterdam**
**The Netherlands**
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

**Form 20-F X Form 40-F __**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

**Yes X No___**

(*Note:* Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

**Yes _____ No X**

(*Note:* Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

**Yes _____ No X**

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)


HEAD

HEAD SNOWBOARDS TYROLIA penn mares


DACOR

Blaak 16/6th floor
3011 TA Rotterdam
The Netherlands
Telephone +31 10 214 1923
Fax +31 10 214 1957
www.head.com

## SUPERVISORY BOARD


William S. Cohen


Christoph Henkel


Viktor Klima


Karel Vuursteen

## MANAGEMENT BOARD


Johan Eliasch


Ralf Bernhart


George F. Nicolai


Robert van de Voort

## EXECUTIVE COMMITTEE


Claudio Ferrantino


Klaus Hotter


George Kröll


Robert Marte


Edgar Pöllmann

SUPERVISORY BOARD

The Supervisory Board is responsible for overseeing our Management Board and the general course of affairs of our business. Our Supervisory Board currently has four members, whose names and details are set forth below.

| Name | Age | Title |
|---|---|---|
| William S. Cohen | 62 | Member of the Supervisory Board |
| Christoph Henkel | 45 | Member of the Supervisory Board |
| Viktor Klima | 55 | Member of the Supervisory Board |
| Karel Vuursteen | 61 | Member of the Supervisory Board |

MANAGEMENT BOARD AND EXECUTIVE OFFICERS

Our amended articles of association provide for a Management Board that is charged with our management under the general supervision of the Supervisory Board. Our Management Board currently has four members, whose names and details are set forth below.

The day-to-day running of the company is overseen by our Executive Committee, which reports to the Management and Supervisory Boards. The names and details of the Executive Committee and other senior executive officers are also set forth below.

| Name | Age | Title |
|---|---|---|
| Johan Eliasch | 41 | Chairman of the Management Board, Chief Executive Officer and Chairman of the Executive Committee |
| Ralf Bernhart | 51 | Member of the Management Board, Chief Financial Officer and Member of the Executive Committee |
| George F. Nicolai | 50 | Member of the Management Board |
| Robert van de Voort | 47 | Member of the Management Board |
| Carlo Contini | 64 | General Manager, Ski Boot Division |
| Claudio Ferrantino | 56 | Executive Vice President, Managing Director Diving Division and Member of the Executive Committee |
| David Haggerty | 45 | Chief Executive Officer, Head USA |
| Klaus Hotter | 47 | Executive Vice President, Managing Director Winter Sports Division and Member of the Executive Committee |
| Georg Kröll | 54 | Executive Vice President, Managing Director Licensing Division and Member of the Executive Committee |
| Robert Marte | 49 | Executive Vice President, Managing Director Racquet Sports Division and Member of the Executive Committee |
| Edgar Pöllmann | 58 | Executive Vice President, Managing Director Operations and Member of the Executive Committee |
| Gerald Skrobanek | 37 | Vice President Operations |
| Klaus Thurner | 47 | General Manager, Snowboard Division |


HEAD

PRINCIPAL OFFICE
Blaak 16 / 6th Floor
3011 TA Rotterdam
The Netherlands
Tel: (31) 10 214 1923
Fax: (31) 10 214 1957

For additional information please visit our website at www.head.com

TRANSFER AGENTS AND REGISTRARS
The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Toll free telephone number for domestic callers:
1-888-269-2377

International callers can call: (1) 610 312 5315

E-mail: shareowner-svcs@bankofny.com

Websites: www.adrbny.com or
www.stock.bankofny.com

European Transfer Agent:
Oesterreichische Kontrollbank AG
Am Hof 4
1010 Vienna
Austria

Tel: (43) 1 53127 352

ANNUAL GENERAL MEETING
The Annual General Meeting of shareholders of the Company will be held on Tuesday, 20 May, 2003 at 15:00 hours local time at the Sheraton Amsterdam Airport, Schiphol Boulevard 101, 1118 BG Schiphol Airport (Haarlemmermeer), The Netherlands. The statutory accounts of the Company based on Dutch GAAP are available at the principal office of the Company.

INVESTOR ENQUIRIES
Analysts, investors, media and others seeking financial and general information, please contact:
Clare Vincent
Investor Relations
Tel: (44) 20 7499 7800
Fax: (44) 20 7491 7725
E-mail: htmcv@aol.com

20-F STATEMENT
Anyone wishing to obtain a copy of the Head N.V. full annual report (20-F) for the year ended 31 December 2002 may do so on request from the Investor Relations department or alternatively the document is available for download from the Investor Relations section of our website.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

- competitive pressures and trends in the sporting goods industry;
- our ability to introduce new and innovative products;
- cyclicality and economic condition of and anticipated trends in the industries we currently serve;
- our ability to acquire and integrate businesses;
- our ability to fund our future capital needs; and
- general economic conditions.

Actual results and events could differ materially from those contemplated by these forward-looking statements as a result of factors ("cautionary statements") such as those described above. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

## LISTING DETAILS



Our ordinary shares are listed on the New York Stock Exchange "HED" and the Vienna Stock Exchange "HEAD".

The chart below shows the high and low market prices of our ordinary shares each month on each exchange since the beginning of 2002:

| | NYSE (amounts in dollars) | | Vienna Stock Exchange (amounts in euros) | |
|---|---|---|---|---|
| | High | Low | High | Low |
| January, 2002 | 3.54 | 3.22 | 3.83 | 3.52 |
| February, 2002 | 3.50 | 3.25 | 3.88 | 3.61 |
| March, 2002 | 3.39 | 3.15 | 3.75 | 3.52 |
| April, 2002 | 3.36 | 3.09 | 3.68 | 3.48 |
| May, 2002 | 3.50 | 2.95 | 3.54 | 3.38 |
| June, 2002 | 3.29 | 3.00 | 3.48 | 3.05 |
| July, 2002 | 3.17 | 2.43 | 3.29 | 2.60 |
| August, 2002 | 2.82 | 2.18 | 2.85 | 2.30 |
| September, 2002 | 2.36 | 2.07 | 2.50 | 2.06 |
| October, 2002 | 2.20 | 1.85 | 2.30 | 1.85 |
| November, 2002 | 2.35 | 2.04 | 2.22 | 1.97 |
| December, 2002 | 2.20 | 1.95 | 2.08 | 1.80 |
| January, 2003 | 2.17 | 1.85 | 2.01 | 1.83 |
| February, 2003 | 1.93 | 1.55 | 1.89 | 1.50 |

## HEAD N.V. FINANCIAL REPORTING AND CONFERENCE CALL CALENDAR 2003

| | |
|---|---|
| First Quarter 2003 | May 15, 2003 |
| Second Quarter 2003 | August 12, 2003 |
| Third Quarter 2003 | November 13, 2003 |

The Company will release the results prior to the opening of the Vienna Stock Exchange and the conference calls will be held at 4pm Central European Time (10am New York Time). Conference call details will be distributed at least one week prior to each scheduled event and posted on our website.

In addition, Head files its financial results electronically with the SEC's EDGAR databases.

The Company archives financial results, conference call presentations and press releases on the Investor Relations page of its website.

# LIST OF SIGNIFICANT (DIRECT AND INDIRECT) PARTICIPATIONS AT DECEMBER 31, 2002



| | Domicile | Proportion of Issued capital held |
|---|---|---|
| Head Holding Unternehmensbeteiligung GmbH | Austria | 100.0% |
| HTM Sport- und Freizeitgeräte AG | Austria | 100.0% |
| Head Sport AG | Austria | 100.0% |
| Head Tyrolia GmbH | Austria | 100.0% |
| Head Technology GmbH | Austria | 100.0% |
| Tyrolia Technology GmbH | Austria | 100.0% |
| Head Tyrolia Sports Canada Inc. | Canada | 100.0% |
| Head Sport s.r.o. | Czech Republic | 100.0% |
| OÜ HTM Sport Eesti | Estonia | 100.0% |
| Head Tyrolia Sports S.A. | France | 100.0% |
| HTM Deutschland GmbH | Germany | 100.0% |
| Penn Racquet Sports Co. | Ireland | 100.0% |
| HTM Sports S.p.A. | Italy | 100.0% |
| HTM Sports Japan KK | Japan | 99.6% |
| HTM Head Tyrolia Mares Iberica S.L. | Spain | 100.0% |
| HTM Sports Corp. | Switzerland | 100.0% |
| Head UK Ltd. | UK | 100.0% |
| HTM USA Holdings Inc. | USA | 100.0% |
| Head USA Inc. | USA | 100.0% |
| Mares America Corp. | USA | 100.0% |
| Dacor Corp. | USA | 100.0% |
| Penn Racquet Sports Inc. | USA | 100.0% |

# REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of Head N.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Head N.V. and its subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers
Vienna, Austria
February 24th, 2003



*Plan 1998*

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan (the "Plan"). A total of 2,424,242 options were reserved to be granted under the terms of the Plan. The Plan provided for grants of stock options to officers and key employees of Head N.V. and its subsidiaries. The exercise price for all stock options granted under the Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the plan were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of December 31, 2002, 145,848 shares were available for grant under the Plan.

The weighted average grant-date fair values using the Black-Scholes option-pricing model was $5.42 and $8.84 per share for options granted in 1999 and 2000, respectively.

The fair values of options granted during 1999 and 2000 were estimated on the date of grant using the following weighted average assumptions: no dividends; expected volatility of 0% (all options granted prior to IPO); expected terms of 3.6 and 4.0 years, respectively; and risk free interest rates of 5.76% and 6.63%, respectively. The Company has also assumed that all performance targets will be achieved and all options granted will become fully vested.

As of December 31, 2002, the weighted average remaining contractual life of the outstanding stock options is 4.7 years, and 794,176 options are vested and exercisable.

| | Exercise Price Less Than Grant Date Stock Fair Value | |
|---|---|---|
| | Number of Shares | Weighted Average Exercise Price |
| Balance, December 31, 1998 | 1,465,686 | $0.29 |
| Granted | 783,620 | 0.29 |
| Balance, December 31, 1999 | 2,249,306 | 0.29 |
| Granted | 29,088 | 0.29 |
| Balance, December 31, 2000 and 2001 | 2,278,394 | $0.29 |
| Exercised (see Note 19) | (607,622) | 0.29 |
| Balance, December 31, 2002 | 1,670,772 | $0.29 |

*Plan 2001*

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (the "Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS No. 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option-pricing model. As of December 31, 2001, the weighted average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2002 no shares were available for grant under the Plan 2001.

| | Exercise Price Less Than Grant Date Stock Fair Value | |
|---|---|---|
| | Number of Shares | Weighted Average Exercise Price |
| Balance, December 31, 2000 | 0 | $ — |
| Granted | 3,982,068 | 4.31 |
| Balance, December 31, 2001 and 2002 | 3,982,068 | $4.31 |

As of December 31, 2002, the weighted average remaining contractual life of the outstanding stock options is 8.8 years, and 1,631,480 options are exercisable under the Plan 2001.

The tables below show revenues from external customers and long-lived assets by geographic region based on the location of the Company's subsidiaries (in thousands):

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Revenues from External Customers: | | | |
| Austria | $ 67,419 | $ 67,753 | $ 61,151 |
| Italy | 66,866 | 63,924 | 60,554 |
| Germany | 42,893 | 41,818 | 41,845 |
| France | 30,646 | 29,077 | 27,885 |
| United Kingdom/Ireland | 9,198 | 8,345 | 17,923 |
| Japan | 20,809 | 17,940 | 20,098 |
| Other (Europe) | 29,320 | 31,254 | 34,235 |
| North America | 131,486 | 131,911 | 123,794 |
| Total revenues | $398,639 | $392,021 | $387,487 |

| | December 31, | |
|---|---|---|
| | 2001 | 2002 |
| Property, Plant and Equipment: | | |
| Austria | $17,536 | $20,722 |
| Italy | 18,830 | 21,553 |
| Germany | 1,107 | 1,019 |
| France | 186 | 184 |
| United Kingdom/Ireland | 3,049 | 4,705 |
| Japan | 1,403 | 1,516 |
| Other (Europe) | 6,112 | 9,857 |
| North America | 12,505 | 13,601 |
| Total assets | $60,728 | $73,156 |

NOTE 25—Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $0.2 million, $1.2 million and $1.2 million for the years ended December 31, 2000, 2001 and 2002, respectively. The company is based in the Netherlands and provides investor relations, corporate finance, legal and consulting services.

In 2002, one of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.1 million for the year ended December 31, 2002.

NOTE 26—Gain on Sale of Property

In 2000, 2001 and 2002, the Company sold in parts the building used in its Italian operations for $1.7 million, $1.4 million and $0.6 million, respectively, resulting in a gain of $1.2 million in 2000, $0.9 million in 2001 and $0.4 million in 2002.

The Company's total proceeds on the sale of property were $3.3 million, $1.1 million and $2.1 million resulting in gains of $1.2 million, $0.9 million and $0.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. These gains are included in general and administrative expense in the accompanying consolidated statements of operations.

NOTE 27—Equity Investment

The Company owned an interest in a distribution company which was accounted for under the equity method of accounting. During 2001, the Company wrote down its investment and note receivable balance and recorded an additional liability associated with the Company's $1.1 million share of the investment's net loss, due to a $0.7 million guarantee provided to the investment. On December 14, 2001, the Company divested the distribution company with no further obligations.

NOTE 28—Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $1.4 million, $2.0 million and $1.6 million for the years ended December 31, 2000, 2001 and 2002, respectively.



The short-term deferred tax asset, net is classified in prepaid expenses.

| (In thousands) | December 31, 2001 | 2002 |
|---|---|---|
| Long-Term: | | |
| Deferred tax asset: | | |
| Tax loss carried forward | $ 88,042 | $102,094 |
| Intangible assets | 12 | 1,533 |
| Fixed assets | 143 | 596 |
| Lease obligations | — | 3,773 |
| Other | 499 | 730 |
| Total long-term deferred tax assets | 88,697 | 108,726 |
| Deferred tax liabilities: | | |
| Investments | $ (9,853) | (16,291) |
| Fixed assets | (997) | (1,608) |
| Other | (90) | (1,046) |
| Total long-term deferred tax liability | (10,940) | (18,945) |
| Valuation allowance | (12,994) | (11,633) |
| Total long-term deferred tax asset, net | $ 64,793 | $ 78,148 |

The Company has net operating loss carryforwards of approximately $276.8 million and $307.2 million as of December 31, 2001 and 2002, respectively. These net operating losses are available in the following jurisdictions (in thousands):

| | December 31, 2001 | 2002 |
|---|---|---|
| Austria | $246,731 | $276,233 |
| Germany | 7,507 | 8,648 |
| Other Europe | 152 | 812 |
| Japan | 4,700 | 318 |
| North America | 17,710 | 21,204 |
| | $276,801 | $307,215 |

In July 1996, commensurate with the European Commission's (EC) decision allowing the contribution received by HTM Sport- und Freizeitgeräte AG (HTM) from Austria Tabak (former owner) as restructuring aid, the EC limited the utilization of certain net operating losses (approximately $54 million as of December 31, 2002). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

In light of the Company's profitability, the Company released a substantial portion of the valuation allowance in 2001 relating to net operating loss carryforwards.

Austria and Germany allow an unlimited carryover of net operating losses, whereas Japan and the United States allow 5 and 15 year carryovers, respectively.

NOTE 21—Employee Termination and Other Related Costs

The company accrued a one-time employee termination benefit and other related costs of $0.8 million in the first quarter of 2001 which is included in general and administrative expense in the accompanying consolidated financial statements of operations.

NOTE 22—Research and Development Expense

The Company incurred research and development expense in the amount of $9.1 million, $9.5 million and $11.0 million for the years ended December 31, 2000, 2001 and 2002, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

NOTE 23—Advertising Expense

The Company incurred advertising costs of $30.2 million, $35.7 million and $32.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. Advertising expenses are included in selling and marketing expense in the accompanying consolidated statement of operations.

NOTE 24—Segment Information

The Company operates in one industry segment, Sporting Goods. The activities related to the operations of London Films Ltd. were reported as "Income (loss) from discontinued operations" for the year ended December 31, 2000 and the segment information for 2000 has been adjusted to reflect this.

NOTE 19—Stockholders' Equity

The Company is a Naamloze Vennootschap ("N.V."), a limited liability company under Dutch law. The registered capital of an N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorized capital requirement is €225,000 (approximately $0.24 million) and the minimum paid in capital requirement for a N.V. is €45,000 (approximately $0.05 million).

At December 31, 2001 and 2002, 39,820,677 shares were authorized and issued, respectively.

*Dividends*

The Company declared and paid a dividend of €0.28 (approximately $0.25) per share and €0.14 (approximately $0.13) per share during the years ended December 31, 2001 and 2002, respectively.

*Treasury Stock*

Pursuant to existing resolutions which were approved in August 2000, the Board of Directors was authorized to buy back 10% of the Company's outstanding share capital over the next fifteen months to support its share price. Between November 12, 2000 and May 21, 2001, the Company purchased 2,041,300 shares in the open market at the prevailing price in the total amount of $10.6 million.

On May 28, 2002, the Board of Management's authority to repurchase shares representing up to 10% of the Company's issued share capital was extended until November 28, 2003. Pursuant to this resolution between August 15, 2002 and October 21, 2002 the Company purchased 1,247,050 shares of treasury stock at the prevailing price in the total amount of $3.0 million.

*Stichting*

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately beneficially owned and controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans (see Note 28), the Stichting also issues depository receipts to optionholders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

On May 25, 2001, Head N.V. transferred 2,041,300 shares, with an original cost of $10.6 million, to the Stichting. The Stichting will use these shares to fulfill the Company's obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998. The Stichting intends to remit proceeds from the exercise of employee stock options to the Company. Such shares have been recorded as a reduction of the Company's equity.

In October 2002, optionholders exercised 596,410 options under "Plan 1998." The Company repurchased these shares via the Stichting at market price of $1.3 million.

In December 2002, an additional 11,212 options under "Plan 1998" were exercised.

NOTE 20—Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company's effective tax rate for financial statement purposes:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Dutch statutory tax rate | 35.0% | 35.0% | 35.0% |
| Tax rate differential | (3.3) | (0.4) | N/M |
| Other | 1.4 | (2.9) | N/M |
| Foreign rate differentials | 0.4 | 0.4 | N/M |
| Valuation allowance | (41.5) | (4.5) | N/M |
| Effective tax rate | (7.9)% | 27.6% | N/M |

In 2002, the Dutch statutory tax rate differed from the effective tax rate primarily due to significant incremental income tax in Austria and Italy.

Deferred tax assets (liabilities) consist of the following as of December 31, 2001 and 2002 (in thousands):

| | December 31, | |
|---|---|---|
| | 2001 | 2002 |
| Short-Term: | | |
| Deferred tax asset: | | |
| Tax loss carried forward | $ 6,827 | $ 3,306 |
| Inventory reserve | 1,390 | 4,690 |
| Reserve for doubtful accounts | 1,751 | 1,420 |
| Other | 2,200 | 2,093 |
| Total short-term deferred tax assets | 12,168 | 11,509 |
| Deferred tax liabilities: | | |
| Deferred expenses | $ (1,464) | (1,473) |
| Accrued liabilities | (152) | (265) |
| Other | (1,053) | (454) |
| Total short-term deferred tax liability | (2,669) | (2,192) |
| Total short-term deferred tax asset, net | $ 9,498 | $ 9,317 |





*Maturities of Long-Term Debt*

Aggregate maturities of long-term debt, other than the sale-leaseback transaction are as follows (in thousands):

| | December 31, 2002 |
|---|---|
| 2003 | $ 2,242 |
| 2004 | 2,302 |
| 2005 | 2,068 |
| 2006 | 70,549 |
| 2007 | 1,167 |
| Thereafter | 6,700 |
| | $85,028 |

*Debt Restructuring*

In the fourth quarter of 2000, the Company repaid $29.9 million of debt using part of the proceeds of the Company's initial public offering. The gain on the extinguishment of debt of $3.0 million, net of income tax expense of $1.6 million, was recorded as an extraordinary item.

NOTE 16—Other Long-Term Liabilities

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels, and are generally payable upon retirement or dismissal in some circumstances after a predetermined number of years of service. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country. Total leaving indemnity expense was $0.8 million, $2.1 million and $2.1 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Indemnity and pension liabilities total approximately $12.5 million and $15.7 million at December 31, 2001 and 2002, respectively. The Company assumes a weighted average annual rate of increase in salaries of 3.0% per annum. The leaving indemnity liability was determined using a weighted average discount rate of 6.0% in 2001 and 2002.

NOTE 17—Commitments and Contingencies

*Operating Leases*

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2005. Rent expense was approximately $2.3 million, $2.3 million and $3.1 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Future minimum payments under non-cancellable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2002 (in thousands):

| | December 31, 2002 |
|---|---|
| 2003 | $3,145 |
| 2004 | 2,341 |
| 2005 | 1,850 |
| 2006 | 1,378 |
| Thereafter | 1,279 |
| | $9,993 |

*Litigation*

From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management, it is not possible to reasonably estimate the outcome of current legal proceedings, claims and litigation. However, management believes that the resolution of these matters will not materially affect the Company's financial position.

In March 1998, a competitor filed suit against the Company's U.S. subsidiary alleging patent infringement in connection with the Head Titanium Tennis racquet. The case was settled in April 2000 and the accrual for the estimated settlement cost was released.

NOTE 18—Accumulated Other Comprehensive Income Balance

The following table shows the components of AOCI:

| | For the Year Ended December 31, 2002 | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | Foreign Currency Translation Adjustment | Unrealized Gains on Derivative Instruments | Minimum Pension Liabilities | Unrealized Loss on Securities | Accumulated Other Comprehensive Income |
| Beginning balance | $ (6,622) | $ 950 | $(60) | $ — | $ (5,732) |
| Current—period changes | 28,832 | (848) | — | (138) | 27,846 |
| Ending balance | $22,210 | $ 102 | $(60) | $(138) | $22,114 |

The notes bear interest of 10.75% per annum, which is payable semi-annually and mature in total on July 15, 2006. Among other restrictions, the notes include certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by the Company.

On January 5, 2000, a registration statement for the exchange of the original 10.75% Senior Notes for new 10.75% Senior Notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated.

In October 2000, the Company repurchased €30.9 million (approximately $32.4 million) of its Senior Notes in a series of transactions using part of the proceeds of the Company's initial public offering. In July 2002, the Company repurchased another €3.6 million (approximately $3.5 million) of its Senior Notes.

*Loan and Security Agreement*

In April 2000, the Company's subsidiaries, Head USA, Inc., Mares America Corporation, Penn Racquet Sports Inc. and Dacor Corporation, entered into a $20.0 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation and other financial institutions providing for a revolving loan facility and a letter of credit facility. The agreement is secured by substantially all the assets of Head USA, Inc., Mares America Corporation, Penn Racquet Sports, Inc. and Dacor Corporation, including inventory, accounts receivable and the Penn trademarks and patents (collectively the "collateral"). The amount the Company is eligible to borrow is based upon a percentage of certain eligible collateral but will not exceed $14.8 million. Borrowings bear interest at either a Base Rate or a LIBOR Rate, each as defined in the agreement, plus an applicable margin. There are no borrowings under this line as of December 31, 2002. The extinguishment of the prior credit facility and the write off of deferred financing fees resulted in a loss of $0.9 million in 2000. This is presented in the consolidated statement of operations under extraordinary items.

*Sale-Leaseback Transaction*

The Company entered into an agreement on June 28, 2002, whereby it sold land and buildings to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were €10.6 million. The Company has the obligation to purchase the property back after 15 years for €8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

The Company is also required to pay the bank a monthly deposit of €0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

Because of the Company's continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded €10.6 million of cash and long-term borrowings.

The Company's future minimum lease payments as of December 31, 2002, are as follows:

| *(in thousands)* | December 31, 2002 |
|---|---|
| 2003 | $ 842 |
| 2004 | 842 |
| 2005 | 842 |
| 2006 | 842 |
| 2007 | 842 |
| Thereafter | 16,561 |
| Total minimum payments | $20,771 |
| Amount representing interest | (9,679) |
| Obligations under financing activity | 11,092 |
| Obligations due within one year | 107 |
| Long-term obligations under financing activity | $10,984 |

As of December 31, 2002, the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):

| | Land | Building |
|---|---|---|
| Cost | $1,070 | $ 8,796 |
| Less: Accumulated depreciation | — | (6,947) |
| Net book value | $1,070 | $ 1,849 |

*Mortgage Agreement*

One of the Company's subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of $4.8 million over a 15 year term at an interest rate of 7.33%.

*Other Long-Term Debt*

Other long-term debt comprises loans in Austria, Italy and the Czech Republic outstanding with several banks. The weighted average interest rate on outstanding borrowings was 3.9% and 3.9% as of December 31, 2001 and 2002, respectively. Borrowings mature at various dates through 2009.



highly effective in off setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

NOTE 12—Short-Term Borrowings

Short-term borrowings consist of the following (in thousands):

| | December 31, 2001 | December 31, 2002 |
|---|---|---|
| Lines of credit | $52,432 | $58,773 |
| Notes payable | 1,440 | — |
| Total short-term borrowings | $53,872 | $58,773 |

In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the Raiffeisenzentralbank ("RZB"), Erste Bank and Österreichische Kontrollbank ("OEKB") in the total amount of €45.0 million ($47.2 million) secured by all Austrian trade receivables. In addition, the Company has lines of credit with several banks in Italy, France, Germany, the Czech Republic, Canada and Japan of $51.3 million. Further, the Company has a $14.8 million credit line with Fleet Capital Corporation. As of December 31, 2002, $49.2 million was available under these credit lines. The weighted average interest rate on outstanding short-term borrowings was 4.1% and 3.7% as of December 31, 2001 and 2002, respectively.

The credit lines with RZB and Erste Bank will expire in March 2003 and May 2003, respectively. Currently the Company is in the process of renegotiating financial agreements providing revolving credit lines with RZB and Erste Bank. We expect the renegotiation of these two credit lines will be finalized at the end of March 2003.

NOTE 13—Accounts Payable

Accounts payable consist of the following (in thousands):

| | December 31, 2001 | December 31, 2002 |
|---|---|---|
| Accounts payable—trade | $19,264 | $21,815 |
| Salaries and wages | 2,195 | 1,952 |
| Insurance | 201 | 210 |
| Fiscal authorities | 1,871 | 2,377 |
| Social institutions | 910 | 1,021 |
| Other | 4,735 | 5,694 |
| | $29,176 | $33,069 |

NOTE 14—Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

| | December 31, 2001 | December 31, 2002 |
|---|---|---|
| Employee compensation and benefits | $ 6,761 | $ 6,643 |
| Accrued warranties and allowances | 8,365 | 8,055 |
| Advertising | 2,109 | 1,896 |
| Legal, auditing and consulting fees | 2,511 | 1,994 |
| Fiscal authorities | 2,009 | 2,366 |
| Commissions | 1,188 | 1,380 |
| Accrued interest | 3,162 | 3,564 |
| Other | 12,488 | 13,490 |
| | $38,593 | $39,388 |

*Product Warranties*

Included in accrued warranties and allowances are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. As of December 31, 2002, accruals for warranties consist of the following (in thousands):

| | December 31, 2002 |
|---|---|
| Balance at the beginning of the period | $ 2,418 |
| Current year provision | 1,885 |
| Settlements made during the period | (2,256) |
| Translation adjustment | 436 |
| Balance at the end of the period | $ 2,484 |

NOTE 15—Long-Term Debt

Long-term debt consists of the following (in thousands):

| | December 31, 2001 | December 31, 2002 |
|---|---|---|
| Senior notes | $60,942 | $68,852 |
| Other long-term debt | 8,152 | 27,268 |
| Total long-term borrowings | 69,094 | 96,120 |
| Less current portion | 1,412 | 2,349 |
| Long-term portion | $67,682 | $93,771 |

*Senior Notes*

On July 15, 1999, one of the Company's wholly-owned subsidiaries, Head Holding, issued €100.0 million (approximately $101.7 million as at July 15, 1999) of Senior Notes. Proceeds of the offering were used to repay existing indebtedness (including the U.S. loan agreement, bridge notes and lines of credit) and for general corporate purposes.

NOTE 9—Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

| | December 31, 2001 | December 31, 2002 |
|---|---|---|
| Land | $ 4,435 | $ 4,150 |
| Buildings | 20,325 | 26,800 |
| Machinery and equipment | 101,769 | 133,531 |
| | 126,529 | 164,481 |
| Less: Accumulated depreciation | (65,801) | (91,325) |
| Total property, plant and equipment, net | $ 60,728 | $ 73,156 |

The useful lives used in computing depreciation are as follows:

| | Years |
|---|---|
| Buildings | 10–48 |
| Machinery and equipment | 2–20 |

NOTE 10—Credit Risk Concentrations

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and accounts receivable. The Company places cash with high quality financial institutions. The Company's customers are concentrated in the retail industry; however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

NOTE 11—Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value at December 31, 2001 and 2002. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term borrowings approximate fair value due to the short maturity of these instruments and the floating interest rates of the short-term borrowings. The carrying amounts of marketable securities approximates the fair value based on quoted market prices at December 31, 2001 and is equal to fair value at December 31, 2002 (see Note 8).

The carrying value of the Company's senior notes and other long-term debt approximates fair value based on current rates offered and quoted market price of debt with similar terms.

As a result of adopting SFAS 133 and in accordance with the transition provisions of that standard, the Company recorded a one-time net-of-tax unrealized gain of $1.9 million to AOCI as of January 1, 2001. The Company reclassified a gain of $1.9 million from AOCI to earnings during the year ended December 31, 2001 due to the realization of the underlying transactions.

The Company reclassified a gain from AOCI to earnings of $1.5 million for the year ended December 31, 2002.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $1.0 million and $0.6 million, net of tax, for years ended December 31, 2001 and 2002, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of December 31, 2001 and 2002. The fair value of the foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

| (In thousands) | As of December 31, 2001 Contract Amount | Carrying Value | Fair Value |
|---|---|---|---|
| Forward foreign exchange contracts | $ 9,170 | $631 | $631 |
| Foreign exchange option contracts | $ 8,007 | $313 | $313 |

| | As of December 31, 2002 Contract Amount | Carrying Value | Fair Value |
|---|---|---|---|
| Forward foreign exchange contracts | $13,566 | $140 | $140 |
| Foreign exchange option contracts | $ 1,854 | $ 33 | $ 33 |

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationships are



NOTE 5—Head UK Acquisition

In August 2001, one of the Company's subsidiaries formed a wholly-owned sales and marketing company in Great Britain. In December 2001, this company acquired a distribution business for $4.1 million. The acquisition was accounted for in accordance with SFAS 141, whereby approximately $2.4 million was allocated to inventories, $0.6 million was allocated to order backlog shown in prepaid expenses and $0.3 million to liability assumed. The excess of the purchase price over the fair value of the net assets acquired resulted in $1.4 million of goodwill. This goodwill will not be amortized, but will be tested at least annually for impairment. $0.2 million and $0.3 million order backlog was expensed in 2001 and 2002, respectively.

NOTE 6—Accounts Receivable

Accounts receivable consist of the following (in thousands):

| | December 31, 2001 | December 31, 2002 |
|---|---|---|
| Trade debtors | $144,196 | $160,835 |
| Other receivables | 16,593 | 12,109 |
| Allowance for doubtful accounts | (10,787) | (11,834) |
| Accounts receivable, net | $150,002 | $161,109 |

NOTE 7—Inventories

Inventories consist of the following (in thousands):

| | December 31, 2001 | December 31, 2002 |
|---|---|---|
| Raw materials and supplies | $ 17,330 | $ 18,526 |
| Work in process | 6,512 | 6,486 |
| Finished goods | 63,708 | 67,766 |
| Provisions | (13,975) | (15,140) |
| Total inventories, net | $ 73,575 | $ 77,638 |

NOTE 8—Marketable Securities

Marketable securities consist of the following (in thousands):

| | December 31, 2001 | December 31, 2002 |
|---|---|---|
| Held-to-Maturity | | |
| Austrian government debt securities | $ 316 | |
| Austrian debt security funds | 1,087 | |
| Corporate debt securities | 286 | |
| Other securities | 311 | |
| Total marketable securities held-to-maturity | $2,001 | |
| Available-for-Sale | | |
| Austrian government debt securities | | $ 114 |
| Corporate debt securities | | 340 |
| Debt investment funds | | 1,208 |
| Other securities | | 1,056 |
| Total marketable securities available-for-sale | | $2,718 |
| Less: Short-term portion | — | (402) |
| Total long-term marketable securities | $2,001 | $2,316 |

Maturities of debt securities are as follows (in thousands):

| | December 31, 2002 |
|---|---|
| Mature within 1 year | $ 402 |
| Mature between one year and five years | 454 |
| Mature between five years and ten years | — |
| Mature after ten years | 1,862 |
| Total marketable securities | $2,718 |

Marketable securities with a maturity of less than one year are included in other current assets in the accompanying consolidated balance sheets.

Under Austrian regulations, debt securities were restricted as to withdrawal, requiring that a percentage of leaving indemnity plan assets are maintained in discounted Austrian government and Austrian corporate debt securities. Due to changes in the regulations, the restriction has been abolished. Management no longer intends to hold these marketable securities until maturity. Accordingly, the Company reclassified $2.0 million of held-to-maturity securities to available-for-sale and wrote down the assets by $0.2 million to market value.

NOTE 4—Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, and ceased amortization of purchased goodwill and trademarks, which were determined to be indefinite-lived.

Intangible assets consist of the following (in thousands):

| | December 31, 2001 | 2002 |
|---|---|---|
| Trademarks | $19,066 | $19,066 |
| Goodwill | 3,926 | 3,926 |
| | 22,992 | 22,992 |
| Less: Accumulated amortization of trademarks | (2,529) | (2,529) |
| Less: Accumulated amortization of goodwill | (227) | (227) |
| *Total intangible assets, net* | $20,236 | $20,236 |

The Company completed the transitional impairment tests for goodwill and indefinite-lived intangibles as of January 1, 2002, and the annual impairment test in the fourth quarter as required by SFAS No. 142. In doing so, the Company determined that goodwill and trademarks are not impaired; therefore, no impairment charge was recorded.

The effects of adopting the new standards on net income (loss) and basic and diluted earnings per share for the years ended December 31, 2000, 2001 and 2002, are as follows (in thousands):

| | | Net Income | |
|---|---|---|---|
| *For the years ended December 31,* | 2000 | 2001 | 2002 |
| Income (loss) from continuing operations before extraordinary items | $26,321 | $ 9,424 | $(2,615) |
| Add: Goodwill amortization | 96 | 58 | — |
| Trademark amortization | 858 | 858 | — |
| Adjusted income (loss) from continuing operations before extraordinary items | $27,275 | $10,340 | $(2,615) |
| Net income (loss) | 27,781 | 9,424 | (2,615) |
| Add: Goodwill amortization | 96 | 58 | — |
| Trademark amortization | 858 | 858 | — |
| Adjusted net income (loss) | $28,735 | $10,340 | $(2,615) |

| | | Earnings per Share Basic | |
|---|---|---|---|
| For the years ended December 31, | 2000 | 2001 | 2002 |
| Income (loss) from continuing operations before extraordinary items | $0.94 | $0.25 | $(0.07) |
| Add: Goodwill amortization | 0.00 | 0.00 | — |
| Trademark amortization | 0.03 | 0.02 | — |
| Adjusted income (loss) from continuing operations before extraordinary items | $0.97 | $0.27 | $(0.07) |
| Net income (loss) | 0.99 | 0.25 | (0.07) |
| Add: Goodwill amortization | 0.00 | 0.00 | — |
| Trademark amortization | 0.03 | 0.02 | — |
| Adjusted net income (loss) | $1.02 | $0.27 | $(0.07) |

| | | Earnings per Share Diluted | |
|---|---|---|---|
| For the years ended December 31, | 2000 | 2001 | 2002 |
| Income (loss) from continuing operations before extraordinary items | $0.86 | $0.24 | $(0.07) |
| Add: Goodwill amortization | 0.00 | 0.00 | — |
| Trademark amortization | 0.03 | 0.02 | — |
| Adjusted income (loss) from continuing operations before extraordinary items | $0.89 | $0.26 | $(0.07) |
| Net income (loss) | 0.91 | 0.24 | (0.07) |
| Add: Goodwill amortization | 0.00 | 0.00 | — |
| Trademark amortization | 0.03 | 0.02 | — |
| Adjusted net income (loss) | $0.94 | $0.26 | $(0.07) |





On April 30, 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS No. 145 will not have a material impact on the Company's consolidated financial position or results of operations other than requiring the Company retroactively to reclassify gains or losses on extinguishment of debt from extraordinary items beginning upon adoption on January 1, 2003.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The effects of this standard, if any, have not yet been evaluated by the Company.

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is in the process of assessing the impact of adopting EITF 00-21. Management believes EITF 00-21 has no impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements, such as certain indemnity provisions and guarantees of third party debt. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company does not expect that the adoption of FIN 45 will have a significant impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an interpretation of ARB 51. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company is in the process of assessing the accounting impact of adopting FIN 46 but does not currently expect that it will have an impact on the Company's financial position or results of operations.

NOTE 3—Discontinued Operation

In August 2000, prior to its initial public offering, Head N.V. granted its then 100% shareholder, Head Sports Holdings N.V., the option to receive all outstanding shares of London Films as a shareholder distribution. Head Sports Holdings N.V. was then and still is controlled by Johan Eliasch. On October 31, 2000, all of the share capital of London Films, with net assets of $0.6 million, was distributed in accordance with this option. The results of operations of London Films have been presented as a discontinued operation in the accompanying consolidated statements of operations for the year ended December 31, 2000. Revenues of London Films were $ 0.5 million for the year ended December 31, 2000.

No income tax expense has been recorded on the income from discontinued operations due to the availability of net operating loss carryforwards.

of Head Holding Unternehmensbeteiligung GmbH, all of the Company's Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company's other subsidiaries.

The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

*Computation of Net Income (Loss) per Share*

Net income (loss) per share is computed under Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share. Basic net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options and warrants, and are included in diluted net income per share to the extent such shares are dilutive.

The following table sets forth the computation of diluted weighted average shares outstanding for the periods indicated:

| *(in thousands)* | For the Years Ended December 31, 2000 | 2001 | 2002 |
|---|---|---|---|
| Weighted average shares outstanding—basic | 28,071 | 38,083 | 37,356 |
| Dilutive effect of stock options | 1,858 | 1,733 | — |
| Dilutive effect of warrants | 750 | — | — |
| Weighted average shares outstanding—diluted | 30,679 | 39,816 | 37,356 |

For the year ended December 31, 2002, the diluted weighted average shares outstanding exclude the incremental effect of 1,789,490 stock options because it is anti-dilutive.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Recent Accounting Pronouncements*

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions, which may affect classification and balances of intangible assets.

The ongoing impact is that goodwill and intangible assets with an indefinite life are no longer amortized, but instead are tested at least annually, in the fourth quarter, for impairment. The goodwill impairment test is a two-step test. First, each reporting unit's (which generally represents one level below an operating segment) carrying value is compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss is recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets requires that an impairment loss be recognized equal to the excess of its carrying value over its fair value (see Note 4).

In October 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also amends APB No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of Business, by requiring that operating and disposal gains/losses be recognized in the period incurred. Additionally, SFAS No. 144 expands the separate presentation requirement of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

*Intangible Assets*
Identifiable intangible assets comprise trademarks and goodwill. Prior to the Company's adoption of SFAS 142, Goodwill and Other Intangible Assets ("SFAS 142"), trademarks were amortized using the straight-line method over a period of 20 to 40 years. Goodwill was amortized using the straight-line method over a period of 15 to 30 years. The Company periodically reviewed the carrying value of its intangibles based primarily upon an analysis of undiscounted cash flows. Any impairment would have been recognized when the expected future operating cash flows derived from such intangible assets was less than their carrying value. The impairment to be recognized was measured by the amount by which the carrying amount of the asset exceeded the fair value of the asset.

The Company applied SFAS 142, beginning July 1, 2001, for goodwill and intangible assets acquired in business combinations initiated after June 30, 2001, and beginning January 1, 2002, for all other goodwill and intangible assets. For an explanation of how the Company applies SFAS 142, see *"Recent Accounting Pronouncements"* in Note 2.

*Revenue Recognition*
Revenues from product sales are recognized at the time of product shipment, which represents transfer of title to the customer. Revenues from each licensing agreement are recognized over the license term for the fixed license revenue portion and based on underlying customer sales once minimum contractual sales volumes are met for the variable license revenue portion. Provisions are recorded for estimated product returns at the time revenues are recognized. Costs associated with product shipment and handling are classified in selling and marketing expense in the consolidated statement of operations.

*Translation of Foreign Currency*
Finished goods sales to customers in Austria, Italy, Germany, Japan, France, Switzerland, Canada, Spain, the United Kingdom and the United States of America are generally billed in local currency. The local currency is the functional currency of the subsidiaries in these countries. Foreign currency (functional currency) assets and liabilities are translated into U.S. dollars (the reporting currency) at the exchange rate on the balance sheet date, with resulting translation adjustments recorded in other comprehensive income. Revenue and expenses are translated at average rates prevailing during the year. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in income. The effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in other comprehensive income.

*Financial Instruments*
On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS 133 requires that the Company record all derivatives on the balance sheet at fair value. The Company uses derivative instruments, specifically foreign exchange forwards and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument, as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivative designated as cash flow hedges are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. The Company does not utilize financial instruments for trading or speculative purposes.

*Research and Development Costs*
Research and development costs are expensed as incurred.

*Advertising Costs*
Advertising costs are expensed as incurred.

*Stock-Based Compensation*
The company accounts for its stock option plan using the fair value method in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation.

*Debt Issuance Costs*
Debt issuance costs are capitalized and amortized over the term of the debt.

*Income Taxes*
The provision for income taxes is based on income recognized for financial statement purposes and includes the effects of temporary differences between such income and that recognized for tax return purposes. With the exception

NOTE 1—The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly-owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding acquired 100% of the outstanding shares of HTM Sport- und Freizeitgeräte AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands—Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).

NOTE 2—Summary of Significant Accounting Policies

*Basis of Presentation*

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America. In addition, the Company publishes its statutory financial statements in accordance with Dutch corporate regulations.

*Consolidation Policies*

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities otherwise controlled by the Company. All intercompany transactions and balances have been eliminated in consolidation.

*Cash and Cash Equivalents*

Cash and cash equivalents comprise cash and short-term, highly liquid investments with an original maturity of three months or less.

*Inventories*

Inventories are stated at the lower of cost or market. Cost is determined on a first-in first-out basis.

*Marketable Securities*

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt and equity securities held principally for selling in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

*Property, Plant and Equipment*

Property, plant and equipment is recorded at cost and includes expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. The cost of maintenance, repair and minor renewals is expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation are eliminated, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

*Impairment*

The Company accounts for impairments subsequent to January 1, 2002 in accordance with the Statement of Financial Accounting Standards No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets, and previously in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Both standards require that long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. The Company's review involves comparing current and future operating flows to the carrying value of the assets. Long-lived assets to be disposed of, if any, are reported at the lower of their carrying amount or fair value, less cost to sell.

# CONSOLIDATED STATEMENTS OF CASH FLOWS


HEAD

| (in thousands) | For the Years Ended December 31, 2000 | 2001 | 2002 |
|---|---|---|---|
| Operating Activities: | | | |
| Net income (loss) | $ 27,781 | $ 9,424 | $ (2,615) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 16,110 | 15,936 | 17,038 |
| Share of loss from equity investment, net of tax | — | 1,117 | — |
| Provision for leaving indemnity and pension benefits | 772 | 823 | 883 |
| Gain on sale of property, plant and equipment | (1,160) | (867) | (774) |
| Gain on debt restructuring | (2,104) | — | — |
| Non-cash interest expense | (1,023) | — | — |
| Non-cash compensation expense | 1,378 | 2,025 | 1,632 |
| Deferred tax | (5,165) | 1,863 | 220 |
| Other, net | (31) | — | — |
| Changes in operating assets and liabilities (net of effects of acquisitions): | | | |
| Accounts receivable | (7,457) | 2,071 | 2,657 |
| Inventories | (13,277) | 9,402 | 9,101 |
| Prepaid expense and other assets | (31) | (2,535) | 1,494 |
| Accounts payable, accrued expenses and other liabilities | (9,341) | (3,338) | (6,356) |
| Net cash provided by operating activities | 6,452 | 35,921 | 23,279 |
| Investing Activities: | | | |
| Purchase of property, plant and equipment | (20,571) | (16,314) | (20,746) |
| Proceeds from sale of property, plant and equipment | 3,303 | 1,080 | 2,105 |
| Other acquisitions | — | (4,130) | — |
| Equity investment (Note 27) | — | (684) | — |
| Maturities (purchases) of marketable securities, net | 90 | 135 | (164) |
| Net cash used for investing activities | (17,178) | (19,913) | (18,804) |
| Financing Activities: | | | |
| Change in short-term borrowings, net | (38,032) | 15,135 | (2,853) |
| Proceeds from long-term debt | 1,789 | 807 | 16,592 |
| Payments on long-term debt | (61,970) | (716) | (4,340) |
| Proceeds from initial public offering | 134,402 | — | — |
| Purchase of treasury stock | (5,211) | (5,378) | (3,046) |
| Payments to repurchase shares from exercised options | — | — | (1,121) |
| Proceeds from exercised options | — | — | 3 |
| Dividend paid | (15,717) | (9,455) | (5,233) |
| Change in restricted cash | 4,812 | — | — |
| Net cash provided by financing activities | 20,073 | 393 | 2 |
| Effect of exchange rate changes on cash and cash equivalents | (11,446) | (10,122) | 10,994 |
| Net increase (decrease) in cash and cash equivalents | (2,099) | 6,279 | 15,470 |
| Cash and cash equivalents at beginning of period | 17,948 | 15,848 | 22,128 |
| Cash and cash equivalents at end of period | $ 15,848 | $ 22,128 | $ 37,598 |
| Supplemental Cash Flow Information: | | | |
| Cash paid for interest | $ 19,992 | $ 10,426 | $ 10,736 |
| Cash paid for income taxes | $ 3,230 | $ 2,208 | $ 1,747 |
| Spin-off of London Films | $ 645 | $ — | $ — |

*The accompanying notes are an integral part of the consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| *(in thousands, except shares)* | Ordinary Shares | | Additional Paid-in Capital | Treasury Stock | Retained Earnings | Accumulated Other Comprehensive Income | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | |
| Balance at December 31, 1999 | 24,227,820 | $ 64 | $ 15,221 | $ — | $ 64,834 | $ 2,428 | $ 82,547 |
| Dividend paid | — | — | — | — | (15,717) | — | (15,717) |
| Stock-based compensation | — | — | 1,378 | — | — | — | 1,378 |
| Conversion to a par value from NLG 0.01 to EUR 0.20 | — | 4,414 | (4,414) | — | — | — | — |
| Exercise of warrants | 1,009,524 | 4 | (4) | — | — | — | — |
| Purchase of treasury stock | (956,300) | — | — | (5,211) | — | — | (5,211) |
| Issuance of ordinary shares under public offering, net of issuance costs | 14,583,333 | 2,585 | 131,817 | — | — | — | 134,402 |
| Spin-off of London Films | — | — | — | — | (1,277) | 632 | (645) |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | — | 27,781 | — | 27,781 |
| Foreign currency translation adjustments | — | — | — | — | — | 5,452 | 5,452 |
| Comprehensive income | | | | | | | 33,233 |
| Balance at December 31, 2000 | 38,864,377 | $7,067 | $143,999 | $ (5,211) | $ 75,620 | $ 8,512 | $229,988 |
| Dividend paid | — | — | — | — | (9,455) | — | (9,455) |
| Stock-based compensation | — | — | 2,025 | — | — | — | 2,025 |
| Purchase of treasury stock | (1,085,000) | — | — | (5,378) | — | — | (5,378) |
| Transfer of treasury stock (Note 19) | — | — | (10,589) | 10,589 | — | — | — |
| Net income | — | — | — | — | 9,424 | — | 9,424 |
| Other comprehensive income: | | | | | | | |
| Cumulative effect of adoption of SFAS 133 | — | — | — | — | — | 1,850 | 1,850 |
| Unrealized gain on derivative instruments (net of tax of $88) | — | — | — | — | — | 950 | 950 |
| Reclassification adjustment for derivative gains recorded in net income | — | — | — | — | — | (1,850) | (1,850) |
| Foreign currency translation adjustment | — | — | — | — | — | (15,195) | (15,195) |
| Comprehensive loss | | | | | | | (4,821) |
| Balance at December 31, 2001 | 37,779,377 | $7,067 | $135,435 | $ — | $ 75,590 | $ (5,732) | $212,359 |
| Dividend paid | — | — | — | — | (5,233) | — | (5,233) |
| Stock-based compensation | — | — | 1,632 | — | — | — | 1,632 |
| Purchase of treasury stock (Note 19) | (1,247,050) | — | — | (3,046) | — | — | (3,046) |
| Repurchase of shares from exercised options | — | — | 167 | (1,288) | — | — | (1,121) |
| Proceeds from executed option | 11,212 | — | 3 | — | — | — | 3 |
| Net loss | — | — | — | — | (2,615) | — | (2,615) |
| Other comprehensive income: | | | | | | | |
| Unrealized losses on marketable securities, (net of tax of $65) | — | — | — | — | — | (138) | (138) |
| Unrealized gain on derivative instruments (net of tax of $54) | — | — | — | — | — | 640 | 640 |
| Reclassification adjustment for derivative gains recorded in net income | — | — | — | — | — | (1,488) | (1,488) |
| Foreign currency translation adjustment | — | — | — | — | — | 28,832 | 28,832 |
| Comprehensive income | — | — | — | — | — | — | 27,846 |
| Balance at December 31, 2002 | 36,543,539 | $7,067 | $137,237 | $ (4,334) | $ 67,741 | $22,114 | $229,824 |

*The accompanying notes are an integral part of the consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF OPERATIONS


HEAD

| (in thousands, except per share data) | For the Years Ended December 31, 2000 | 2001 | 2002 |
|---|---|---|---|
| Revenues: | | | |
| Product revenues | $390,784 | $384,010 | $379,089 |
| Licensing revenues | 7,855 | 8,011 | 8,398 |
| Total revenues | 398,639 | 392,021 | 387,487 |
| Cost of sales | 227,442 | 233,971 | 233,402 |
| Gross profit | 171,197 | 158,050 | 154,084 |
| Selling and marketing expense | 97,743 | 102,094 | 102,619 |
| General and administrative expense (excluding non-cash compensation expense) | 33,488 | 34,810 | 32,081 |
| Non-cash compensation expense | 1,378 | 2,025 | 1,632 |
| Operating income | 38,588 | 19,121 | 17,753 |
| Interest expense | (18,642) | (11,275) | (11,677) |
| Interest income | 1,118 | 892 | 940 |
| Foreign exchange gain (loss) | 7,502 | 5,828 | (7,387) |
| Other income (expense), net | (4,181) | 7 | 387 |
| Income from continuing operations before income taxes and extraordinary items | 24,386 | 14,573 | 15 |
| Income tax benefit (expense): | | | |
| Current | (3,231) | (2,169) | (2,410) |
| Deferred | 5,165 | (1,863) | (220) |
| Income tax benefit (expense) | 1,934 | (4,032) | (2,630) |
| Share of loss from equity investment, net of tax (Note 27) | — | (1,117) | — |
| Income (loss) from continuing operations before extraordinary items | 26,321 | 9,424 | (2,615) |
| Loss from discontinued operation (Note 3) | (644) | — | — |
| Extraordinary gain (net of income tax of $1,559 in 2000, (Note 15)) | 2,104 | — | — |
| Net income (loss) | $ 27,781 | $ 9,424 | $ (2,615) |
| Earnings per share—basic | | | |
| Income (loss) from continuing operations before extraordinary items | $ 0.94 | $ 0.25 | $ (0.07) |
| Loss from discontinued operation | (0.02) | — | — |
| Extraordinary gain | 0.06 | — | — |
| Net income (loss) | 0.99 | 0.25 | (0.07) |
| Earnings per share—diluted | | | |
| Income (loss) from continuing operations before extraordinary items | $ 0.86 | $ 0.24 | $ (0.07) |
| Loss from discontinued operation | (0.02) | — | — |
| Extraordinary gain | 0.07 | — | — |
| Net income (loss) | 0.91 | 0.24 | (0.07) |
| Weighted average shares outstanding | | | |
| Basic | 28,071 | 38,083 | 37,356 |
| Diluted | 30,679 | 39,816 | 37,356 |

*The accompanying notes are an integral part of the consolidated financial statements.*

# CONSOLIDATED BALANCE SHEETS



| *(in thousands, except shares)* | December 31, 2001 | 2002 |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | $ 22,128 | $ 37,598 |
| Accounts receivable, net of allowance for doubtful accounts of $10,787 and $11,834 | 150,002 | 161,109 |
| Inventories, net | 73,575 | 77,638 |
| Prepaid expense and other current assets | 15,001 | 16,441 |
| Total current assets | 260,706 | 292,786 |
| Marketable securities | 2,001 | 2,316 |
| Property, plant and equipment, net | 60,728 | 73,156 |
| Intangible assets, net | 20,236 | 20,236 |
| Deferred income taxes | 64,793 | 78,148 |
| Other non-current assets | 8,055 | 7,212 |
| Total assets | $416,519 | $473,853 |
| Liabilities and Stockholders' Equity: | | |
| Accounts payable | $ 29,176 | $ 33,069 |
| Accrued expenses and other current liabilities | 38,593 | 39,388 |
| Short-term borrowings | 53,872 | 58,773 |
| Current portion of long-term debt | 1,412 | 2,349 |
| Total current liabilities | 123,053 | 133,579 |
| Long-term debt | 67,682 | 93,771 |
| Other long-term liabilities | 13,416 | 16,670 |
| Total liabilities | 204,151 | 244,020 |
| Minority interest | 9 | 9 |
| Commitments and contingencies (Note 17) | — | — |
| Stockholders' Equity: | | |
| Ordinary shares: EUR 0.20 par value; 39,820,677 shares issued | 7,067 | 7,067 |
| Additional paid-in capital | 135,435 | 137,237 |
| Treasury stock at cost: 1,843,460 shares at December 31, 2002 | — | (4,334) |
| Retained earnings | 75,590 | 67,741 |
| Accumulated other comprehensive income | (5,732) | 22,114 |
| Total stockholders' equity | 212,359 | 229,824 |
| Total liabilities and stockholders' equity | $416,519 | $473,853 |

*The accompanying notes are an integral part of the consolidated financial statements.*



*Foreign Currency Exchange.* For the twelve months ended December 31, 2002, we recorded a foreign currency exchange loss of $7.4 million, compared to a gain of $5.8 million in 2001. The loss generated in the twelve month period compared with the gain recorded in 2001 is primarily associated with the Company's U.S. dollar denominated receivables of the Company's European subsidiaries as the euro strengthened against the U.S. dollar during the year. We operate in a multi-currency environment and are subject to the effects of fluctuation in exchange rates.

*Other Income, Net.* For the twelve months ended December 31, 2002, other income, net increased by $0.4 million to $0.4 million from $0.0 million in 2001.

*Income Tax Expense.* For the twelve months ended December 31, 2002, income tax expense decreased by $1.4 million to $2.6 million from $4.0 million in 2001. The change in tax expense is mainly attributed to an increase of current income tax expense primarily in Austria and Italy.

*Share of Loss from Equity Investment, Net of Tax.* This represents the Company's share of loss from an equity investment in a distribution company purchased at the end of 2000. In the twelve month period ended December 31, 2001 the Company's share of losses from this equity investment was $1.1 million. On December 14, 2001 the Company withdrew its investment and has no further obligations.

*Net Income (Loss).* As a result of the foregoing factors, for the twelve months ended December 31, 2002, the Company had net loss of $2.6 million, compared to net income of $9.4 million in 2001.

## Liquidity and Capital Resources

For the twelve months ended December 31, 2002, cash generated from operating activities decreased by $12.6 million, or 35.2%, to $23.3 million from $35.9 million in 2001. This decrease is a result of lower net income and a lower level of accounts payable partially offset by a lower level of receivables. The cash flows from operating activities and proceeds from sale of property were used to pay a dividend of $5.2 million to our shareholders and to purchase property, plant and equipment of $20.7 million.

Cash from financing activities was provided by entering into a sale-leaseback agreement of €10.6 million (approximately $11.0 million), as well as by entering into a mortgage agreement of $4.8 million, which was used in part to repurchase €3.6 million (approximately $3.5 million) of the Senior Notes, to purchase ordinary shares of $4.1 million and to repay $2.9 million short-term borrowings.

As of December 31, 2002, we had $49.2 million in available unused credit facilities and reported $37.6 million cash on hand. Current Austrian credit lines expire and the Company is in the process of renegotiating them (see Note 12). We believe that we are in good standing with our lenders and that we have sufficient available credit for our needs.

Winter Sports revenues for the twelve months ended December 31, 2002, increased by $9.2 million, or 6.8%, to $144.7 million from $135.4 million in 2001. Excluding the effect of changes in exchange rates, revenues in Winter Sports increased by 1.4%. This increase was mainly contributed by our snowboard equipment.

Racquet Sports revenues for the twelve months ended December 31, 2002, decreased by $11.3 million, or 6.3%, to $168.8 million from $180.1 million in 2001. Excluding the effect of changes in exchange rates, revenues in Racquet Sports decreased by 7.8%. This decrease in revenues is mainly due to having converted our footwear business into a licensing agreement in 2002. To a lesser extent, the racquet industry as a whole suffered a decline in 2001 and 2002, due to a decline in the number of recreational players, poor weather conditions in certain regions during the peak selling season and consumer reaction to a slowing economy.

Diving product revenues for the twelve months ended December 31, 2002, decreased by $2.9 million, or 4.2%, to $65.6 million from $68.5 million in 2001. Excluding the effect of changes in exchange rates, revenues from Diving products decreased by 7.0%. We believe that the diving market is suffering from both U.S. consumer reaction to the uncertainty regarding the overall political situation and the general downturn in the economy, which had resulted in fewer people travelling worldwide to dive centers and resorts and making corresponding purchases of equipment.

Licensing revenues for the twelve months ended December 31, 2002, increased by $0.4 million to $8.4 million from $8.0 million in 2001.

*Gross Profit.* For the twelve months ended December 31, 2002, gross profit decreased by $4.0 million to $154.1 million from $158.0 million in 2001. Gross margin decreased to 39.8% in 2002 from 40.3% in 2001. The decline in gross profit reflected lower volumes, unfavorable currency impacts and lower average prices. The decline in gross margin reflects higher material and energy costs, lower average prices as well as unfavorable currency impacts.

*Selling and Marketing Expenses.* For the twelve months ended December 31, 2002, selling and marketing expenses increased by $0.5 million, or 0.5%, to $102.6 million from $102.1 million in 2001. At comparable exchange rates, selling and marketing expenses decreased by 2.4%. This decrease was due primarily to significantly lower advertising spending. This impact was partly offset by planned increased departmental selling expenses in connection with our new distribution unit in the United Kingdom.

*General and Administrative Expenses.* For the twelve months ended December 31, 2002, general and administrative expenses decreased by $2.7 million, or 7.8%, to $32.1 million from $34.8 million in 2001. In 2001, amortization of goodwill and trademarks of $1.0 million was recorded. In accordance with SFAS 142, in 2002, goodwill and trademarks are no longer amortized (see Note 4). In 2001, we also recorded $0.8 million in connection with employee termination.

We also recorded $1.6 million, in the twelve month period ended December 31, 2002 and $2.0 million in the twelve month period ended December 31, 2001, as non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

*Operating Income.* As a result of the foregoing factors, operating income for the twelve months ended December 31, 2002, decreased by $1.4 million, or 7.2%, to $17.8 million from $19.1 million in 2001.

*Interest Expense.* For the twelve months ended December 31, 2002, interest expense increased by $0.4 million, or 3.6%, to $11.7 million from $11.3 million in 2001. The increase was due to the strength of the euro against the dollar. The Company's interest expenses are mostly in euro.

*Interest Income.* For the twelve months ended December 31, 2002, interest income remained broadly unchanged.





## Overview

Head N.V. ("Head" or the "Company") is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands—Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment)—which we believe are among the most widely recognized names within their respective markets.

With a broad product offering marketed mainly from middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.'s products are sold through over 32,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company's strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company's products after Europe.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.

## Results of Operations

The following table sets forth certain consolidated statements of operations data:

| *(in thousands)* | For the Years Ended December 31, 2001 | 2002 |
|---|---|---|
| Revenues | | |
| Total revenues | $392,021 | $387,487 |
| Cost of sales | 233,971 | 233,402 |
| Gross profit | 158,050 | 154,084 |
| Gross margin | 40.3% | 39.8% |
| Selling and marketing expense | 102,094 | 102,619 |
| General and administrative expense (excluding non-cash compensation expense) | 34,810 | 32,081 |
| Non-cash compensation expense | 2,025 | 1,632 |
| Operating income | 19,121 | 17,753 |
| Interest expense | (11,275) | (11,677) |
| Interest income | 892 | 940 |
| Foreign exchange gain (loss) | 5,828 | (7,387) |
| Other income, net | 7 | 387 |
| Income tax expense | (4,032) | (2,630) |
| Share of loss from equity investment, net of tax | (1,117) | — |
| Net income (loss) | $ 9,424 | $ (2,615) |

*Total Revenues.* For the twelve months ended December 31, 2002, total revenues decreased by $4.5 million, or 1.2%, to $387.5 million from $392.0 million in 2001. At comparable exchange rates, total revenues decreased by 4.4%. This was caused by significantly lower sales of racquet sports, due to having converted our footwear business into a licensing agreement and lower sales of diving equipment.

| *(in thousands)* | For the Years Ended December 31, 2001 | 2002 |
|---|---|---|
| Product Category: | | |
| Winter Sports | $135,421 | $144,667 |
| Racquet Sports | 180,108 | 168,822 |
| Diving | 68,480 | 65,600 |
| Licensing | 8,012 | 8,398 |
| Total Revenue | $392,021 | $387,487 |

Despite a number of changes to the structure of the Licensing division in 2002, performance was very encouraging. Reported net revenues were $8.4 million, up 4% on reported net revenues of $8.0 million in 2001.

From the 1st of January 2002 the Head footwear business which used to be part of our Racquet Sports division became a licensed business operated by Romika GmbH. Our licensing team now handles the relationship with Romika and royalty income from the agreement is reported under the Licensing division.

Conversely, from 1st January 2002 our UK bags business which was previously licensed out, has been brought in-house and is managed by our new UK sales and distribution subsidiary. The revenues from this business are now recorded within our Racquet Sports division.

The remaining part of the licensing business has seen solid growth during the year. Although the Licensing division's net revenues of $8.4 million were only 2% of the total group net revenues they represent worldwide sales for our licensees of approximately $130 million in wholesale value. In addition, the Licensing division has very limited costs and contributes significantly to the group's operating profits.

The majority of our licensing agreements are for the Head and Penn brands. At the end of 2002 we had 30 licensees for the Head brand, including 8 new licensees who joined us during 2002. For the Penn brand we ended 2002 with 10 licensees, of whom 2 were new signings in 2002.

With the changes to the UK bags business and global footwear business outlined above, apparel is now the largest contributor to our licensing income. The other significant contributors are equipment, accessories and footwear.

Our largest geographic territory for licensing is Europe, followed by North America. However we are seeing strong growth from South America and Asia and believe there is huge potential for more growth in these regions.

Selected Products Sold Under License



2002 Licensing Net Revenues by Geography


26%
32%
42%
N. America
Europe
Rest of World



2002 was a difficult year for our Diving division. Reported net revenues were $65.6 million, down 4% on reported revenues of $68.5 million in 2001. The global market for diving equipment has been seriously affected by the reduction in air travel after September 11 and also economic instability in a number of our key markets. Our estimates suggest that overall the worldwide diving equipment market was down about 10% in 2002.

While the overall market has declined by about 10%, a major downturn of approximately 20% has been reported in both the United States and Japan and only a few markets such as those in South East Asia and Eastern Europe registered any market growth during 2002.

We responded to these market dynamics by emphasising our efforts in these newly developing markets. We now have distributors in nine countries in the Far East including Thailand, Malaysia, Indonesia and the Philippines and in Eastern Europe in Poland, Russia, the Czech and Slovak Republics and Croatia/Slovenia. In most of these countries we now have an official Mares Diving Centre. These are non-company owned centres that are equipped with the latest Mares products and with personnel who are trained and certified by our technical trainers in the maintenance and repair of Mares products.

Despite a difficult market, we have maintained our market share by continually innovating and introducing new and improved products.

The Proton line of regulators, featured on our Product Highlights page, marks the beginning of a new generation of smaller, lighter regulators.

Other product launches include our latest innovation in buoyancy control vests called the Morphos line. This is a convergence of technologies that offers maximum freedom of movement and unparalleled comfort. The supporting jacket structure is independent of the buoyancy bag, which allows for an optimum distribution of air and comfortably supports divers on the surface and the entire jacket folds into a compact, lightweight "cocoon".

The strength of our BC vest line was recognised when Mares buoyancy control vests won the 2002 *"Tauchen Award"*, Mares having been chosen once again by readers of *Tauchen* magazine as the best manufacturer in the category.

Another new product, the Mares X-Vision mask, was recently awarded the *"Golden Star Award"* by Dive-Oz, the biggest Australian online scuba resource. The X-Vision achieved an overall score of 95% and its comfort, superior vision and quick adjustment system won particular praise.

2002 Diving Net Revenues by Brand


Mares
79%
Dacor
14%
Sporasub
7%

2002 Diving Net Revenues by Geography


16%
24%
60%
N. America
Europe
Rest of World



2002 was another successful year for the Head/Penn Racquet Sports division. Reported net revenues were $168.8 million, down 6% on reported net revenues of $180.1 million in 2001. However, on a continuing basis, excluding the footwear business in 2001 which is now licensed out, revenues were up 3%. This was an excellent result in a year that has seen the worldwide market decline.

We triumphed at a number of prestigious events and Head was the top brand during the Davis Cup final, with three of the winning Russian team playing with Head racquets. Andre Agassi and Marat Safin ended the 2002 ATP tour in number two and number three positions, respectively and in total there were 27 Head players in the top 100. Head players also won four Tennis Masters Series titles, twelve ATP tour events and seven titles on the WTA tour.

And we started 2003 with a fourth win for Andre Agassi at the Australian Open.

It was also a fantastic year for the Head squash team. Carol Owens became world number one for the first time in her career in November, replacing her long-term rival and fellow Australian, Sarah Fitzgerald. David Palmer also reached a career high when he won the 2002 World Squash Championships in Antwerp in December. This victory crowned a string of successes for Palmer in the last couple of years including World Open winner, World Team's Champion, Super Series Final winner and world number one.

But it's not only the Head pro's that have had a notable year.

In 2002 we launched the next stage of our Intelligence technology with the Intelligence X range of racquets. These have been incredibly well received. By the end of 2002 Head Intelligence racquets were the most widely sold type of racquet incorporating new power-enhancing and vibration dampening technology. Head also won a *US Tennis Magazine "Editor's Choice"* award for the i.X6 racquet—the best selling racquet from our Intelligence X line-up.

During 2002 we expanded our exclusive sponsorship agreement with the United States Professional Tennis Association (USPTA) making Head the official racquet brand of this 10,000-member organisation. Together with Penn, which is already the official ball of the USPTA, we believe this adds to Head/Penn's brand visibility and builds new communication lines to consumers through these influential teaching professionals.

On the manufacturing front the Penn team has done an excellent job increasing automation and improving efficiency at our plants in Mullingar, Ireland and Phoenix, Arizona, which will keep us at the forefront of ball manufacturing.

2002 Racquet Sports Net Revenues by Product


Penn
Penn
Racquet
56%
Balls
39%
Other
5%

2002 Racquet Sports Net Revenues by Geography


11%
50%
39%
N. America
Europe
Rest of World

The Head/Tyrolia Winter Sports division had a very good year despite a soft global market caused by economic uncertainty and poor snow conditions in many key markets. Reported net revenues were $144.7 million, up 7% on reported net revenues of $135.4 million in 2001. This growth was driven by Head snowboards and Head alpine ski boots.

In the ski market, the big story this year has been our revolutionary line of Intelligence skis. These solve the perennial problem of designing a ski that displays ideal properties for varying terrain, trail and snow conditions. Modern wide carving skis are exposed to greater torsional forces when turning and thus suffer greater distortion *which can result in the edge losing contact with the snow.* By using the Intelligence technology already successfully introduced in our racquets, Head has developed skis whose torsional stability constantly adapts to changing speeds, terrain and snow conditions.

The Intelligence skis have generated a huge amount of interest and have won a number of awards including the 2002 Innovation Prize (Hardware Category) awarded by the readers of the highly influential *Ski Magazin*. Highlights of the Intelligence line include the Worldcup i.SL race ski, the Monster i.M 85 freeride ski, the Cyber i.C200 ultimate carving ski and the Cyber i.C300 flagship ski with additional Intelligence Chip.

Both our snowboard products and ski boots have benefited from our re-branding strategy. Blax/Generics snowboards acquired in 1999 were re-launched under the Head brand in 2001 and our San Marco ski boots have also been rebranded under the Head name. This has allowed the products to gain from the high brand recognition of Head and has also been well received by retailers as they try to simplify their shelf space and minimise stock. Sales of snowboard products grew 32% in 2002, albeit from a low base and ski boot sales were up 8%.

One of the most important factors in developing cutting edge products is having a team of top racing professionals. To improve our team, Head recently announced a new structure for the Racing Department: Dieter Bartsch, previously ski coach of the Swiss men's ski team, is now in charge of both products and testing and servicing of skis, bindings and boots and also building up an exclusive racing team that matches competitive skiers with great equipment as well as providing optimal race team management. We believe that within a short period of time, Head will rank among the most successful racing teams. Not only will this help in developing new products, it will also provide support and visibility for the brand.

Results from the 2002/03 race season have been very encouraging with a number of 2nd and 3rd positions in December and a win for Marco Büchel at the Garmisch-Partenkirchen Super-G in February.

2002 Winter Sports Net Revenues by Product


HEAD

Skis 40% | Bindings 31% | Boots 20% | Snowboards 9%

2002 Winter Sports Net Revenues by Geography


16%
67%
17%
N. America
Europe
Rest of World





Johan Eliasch
*Chairman and CEO, Head N.V.*

Dear Shareholders
As I predicted in my 2001 annual letter to shareholders, 2002 proved to be another challenging year for the sporting goods industry.

The winter sports market remained weak after another season of poor snow in Europe and eastern North America and economic problems in Germany and Japan. Estimates suggest a global decline in the winter sports market in the region of 5%. The racquet sports market also deteriorated by approximately 5% due to worsening economic conditions in certain key markets including Germany, the USA and South America and poor weather conditions. The diving market continued to be affected by a reduction in air travel following September 11 as well as the uncertain economic climate and is thought to have declined by around 10%.

Against this backdrop I am pleased to report that our net revenues for the year ended 31 December 2002 of $387.5 million were only down 1% on net revenues of $392.0 million in 2001. If we exclude Head footwear, which has been licensed out since 1 January 2002, underlying sales would show slight growth.

The appreciation of the euro against the US dollar during the year contributed positively to our sales growth but negatively impacted our margins and resulted in a loss on our profit and loss account. Overall, operating profits for 2002 were $17.8 million compared with $19.1 million last year, but due to the foreign exchange loss we recorded a net loss of $2.6 million for the year compared to net income of $9.4 million in 2001.

Our commitment to developing and bringing to market the most innovative products has continued despite the difficult market conditions. During the year we introduced, among other products, the Head Intelligence ski, Mares Proton regulators and Head Intelligence X racquets. All of these products were extremely well received by the trade and we believe that we maintained or increased our market share in almost all key product categories.



Our athletes are using these new products with great success: we started 2003 with an impressive fourth Australian Open title for Andre Agassi playing with an i.Radical Intelligence racquet and a first place in the Super-G at Garmisch-Partenkirchen for Marco Büchel.

We have also been working to improve our balance sheet during 2002. Although working capital on our reported balance sheet has increased during the year in US dollar terms, this is a reflection of the year-end exchange rate and in local currencies working capital has actually reduced during the year.



The $23.3 million cashflow we generated from our operations during the year has been in part invested in the business and also used to repurchase 1.8 million Head common shares and €3.6 million (approximately $3.5 million) of our Senior Notes and to pay a dividend of $5.2 million relating to the year ended 31 December 2001.

In the light of both the current political situation—with the threat of war and terrorism—and the uncertain economic climate in a number of key markets, the outlook for 2003 is not clear. We will continue to combat these adverse conditions by launching highly innovative, technology-driven products and cutting costs and improving manufacturing efficiencies wherever possible.

Sincerely,

Johan Eliasch
*Chairman and CEO, Head N.V.*
*March 2003*

Every year we launch a multitude of innovative new products. Here we have focused on just five of the new products that were launched in 2002.

Head Intelligence Skis
Modern carving skis are wider, shorter and more flexible than traditional skis, allowing the skier to carve more easily. However, wider designs also create more surface area and as a result the skis are subjected to greater torsional forces and twisting during a turn. This can cause the edge to lose contact with the snow.


HEAD

With Head Intelligence skis we have adapted the technology used in Head Intelligence racquets to design a ski that is rapidly able to control torsional stability based on speed, terrain and snow conditions. This guarantees precise carving even at the highest speed and on the hardest snow, but also allows the ski to stay responsive and smooth in soft snow and at lower speeds.

Head Worldcup Racing Ski Boots
Combining many of the technological advances that Head has recently introduced to its ski boots, the Worldcup Ti M103R SuperHeat 3 offers supreme comfort and performance for advanced skiers.



The boots feature individual heat adjustment of the inner sole for extra comfort, Dynamic Response buckles with a spring that adjusts the buckle length to ensure an even load, a Double Power system extendable buckle arm that reduces the effort required to close the buckle by 50% and a Quick Open buckle lever. The canting of the boot and the rear spoiler can also be adjusted to personal requirements.

Head Intelligence X Racquets
Following the successful Head Intelligence line of racquets, Intelligence X represents the next level in performance technology.



By placing additional Intellifibers at two points in the racquet head as well as those already in the throat, the Intelligence X racquet retains the power and comfort of the Intelligence racquet range but with additional stability and therefore control.

Pro Penn Marathon Tennis Balls
These new high performance balls were launched at trade shows in early 2002 and have been on retail sale in Europe since the third quarter.

The Pro Penn Marathon ball has a special felt covering that is designed to last much longer than regular balls. Independent verification tests have confirmed that Penn Long Play Felt wears better than similar fabrics on the market and we estimate that the Pro Penn Marathon ball has approximately 30% extra durability.


MARATHON

The felt used for the Pro Penn Marathon ball also incorporates our patented Smart Optik technology to give better ball visibility and hence shorter player reaction times.

Combined with an innovative sleeve design, the Pro Penn Marathon ball is a great addition to the European line up for Penn.

Mares Proton Regulators
Mares regulators have long been the world benchmark for underwater breathing.

The new range of Proton regulators includes some of the world's smallest and lightest regulators featuring multi-component construction, an integrated by-pass system and a unique and highly innovative first stage.

State-of-the-art technologies have gone into the development of the regulator, which is the result of years of research and Mares expertise.



Official CE-EN250 and US Navy certifications as well as accreditation by the ISO 9002 quality system, further confirm the Mares commitment to excellence.



# FINANCIAL HIGHLIGHTS



Based on US GAAP

| *US$ millions (except margin data)* | *Year ended December 31,* 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|
| Net revenues | 304.5 | 388.8 | 398.6 | 392.0 | 387.5 |
| Gross profit | 123.6 | 160.3 | 171.2 | 158.1 | 154.1 |
| *Margin* | *40.6%* | *41.2%* | *42.9%* | *40.3%* | 39.8% |
| Selling & marketing expense | 75.6 | 95.9 | 97.7 | 102.1 | 102.6 |
| General & administration expense | 29.9 | 39.1 | 34.9 | 36.8 | 33.7 |
| Operating Income | 18.1 | 25.2 | 38.6 | 19.1 | 17.8 |
| *Margin* | *6.0%* | *6.5%* | *9.7%* | *4.9%* | 4.6% |
| Net interest expense | (9.2) | (13.1) | (17.5) | (10.4) | (10.7) |
| Foreign exchange gain/(loss) | (2.3) | 4.6 | 7.5 | 5.8 | (7.4) |
| Income tax expense/(benefit) | (1.8) | 35.9 | 1.9 | (4.0) | (2.6) |
| Extraordinary gain | 58.2 | 0.0 | 2.1 | 0.0 | 0.0 |
| Net Income/(loss) | 63.7 | 54.4 | 27.8 | 9.4 | (2.6) |

*These selected financial highlights should be read in conjunction with our historical consolidated financial statements and accompanying notes included elsewhere in this annual report.*

2002 Net Revenues by Division


HEAD

Racquet Sports 44% | Winter Sports 37% | Diving 17% | Licensing 2%

2002 Net Revenues by Geography


32%
53%
15%
N. America
Europe
Rest of World

# CONTENTS


HEAD







# ABOUT HEAD

Head N.V. is a Dutch company. It listed its ordinary shares on the New York Stock Exchange and Vienna Stock Exchange in September 2000.

We are a leading global manufacturer and marketer of premium sports equipment. We have a strong heritage in sporting goods equipment, having brought the first metal ski to the market in 1951. More recently we introduced the first titanium tennis racquet, and we were one of the first in the market with carving skis. In keeping with this tradition, we believe our products are highly innovative and technology-driven.

We own some of the best-known and most highly respected brands in the sports equipment market:


HEAD

The Head brand was established in 1950 after Howard Head invented the first laminated metal ski. It has since been extended to cover a leading range of sports equipment including tennis, squash and racquetball racquets, alpine skis and boots, and snowboards, bindings and boots. Head is currently the number two tennis racquet brand in the world and is one of the top alpine ski and boot manufacturers.


Penn

The Penn Company was founded almost 100 years ago and has been making history ever since, introducing the first pressurized ball cans in 1922 and the first fluorescent yellow tennis ball in 1968. Penn was acquired by Head in 1999 and today Penn is the official ball of the Tennis Masters Series and the number one selling ball in America. Penn racquetball balls are currently the number one selling racquetball ball worldwide.


TYROLIA

Tyrolia is estimated to be the world's number one alpine ski binding producer. Tyrolia has been producing bindings since 1928 and has brought to market innovations such as the first step-in alpine binding in 1962 and the first carving binding in 1996.





Mares was founded in 1949 as one of the first industrial diving companies. Today it is one of the leading dive brands worldwide with particular strengths in regulators and all-in-one diving systems (the H.U.B.). Dacor, founded in 1953 and based in the USA, specialises in scuba equipment.

Our products appeal to a wide range of users from novices to some of the world's top athletes including Andre Agassi, Marat Safin, Gustavo Kuerten, Hannes Trinkl, Marco Büchel and Francisco "Pipin" Ferreras.

Our products are sold through over 32,000 accounts including pro shops, specialty sporting goods stores and mass merchants in over 80 countries around the world.

For more information, please visit our website: www.head.com

HEAD

annual report 2002



## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**HEAD N.V.**



**Date**: 29 April 2003 **By** ______________________

Johan Eliasch
Chairman and Chief Executive Officer